Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

		For the three months ended March 31		For the years ended December 31,
		2006	2005	2005	2004	2003	2002	2001
		(in millions)

1.	Income from continuing operations before income taxes	$373.6	$279.6	$1,124.3	$879.1	$820.3	$371.5	$249.9
2.	Interest expense	20.5	19.2	81.1	96.9	117.5	99.7	97.2
3.	Interest factor of rental expense	1.7	1.2	7.0	4.6	4.8	8.0	9.4
4.	Undistributed income from equity investees	(14.2)	(5.5)	(34.1)	(19.4)	(18.3)	4.3	(17.4)
5.	Earnings before interest credited on investment products	381.6	294.5	1,178.3	961.2	924.3	483.5	339.1
6.	Interest credited on investment products	213.7	201.0	832.2	763.7	735.7	743.4	773.1
7.	Earnings	$595.3	$495.5	$2,010.5	$1,724.9	$1,660.0	$1,226.9	$1,112.2

8.	Interest expense	$20.5	$19.2	$81.1	$96.9	$117.5	$99.7	$97.2
9.	Interest factor of rental expense	1.7	1.2	7.0	4.6	4.8	8.0	9.4
10.	Preferred stock dividends by registrant	8.2	—	17.7	—	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	1.2	0.4	—
12.	Fixed charges before interest credited on investment products	30.4	20.4	105.8	101.5	123.5	108.1	106.6
13.	Interest credited on investment products	213.7	201.0	832.2	763.7	735.7	743.4	773.1
14.	Fixed charges	$244.1	$221.4	$938.0	$865.2	$859.2	$851.5	$879.7

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	12.6	14.4	11.1	9.5	7.5	4.5	3.2

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	2.4	2.2	2.1	2.0	1.9	1.4	1.3